Filed Pursuant to Rule 424(b)(3)
File Number 333-123906

PROSPECTUS SUPPLEMENT NO. 14

Prospectus Supplement No. 14 dated February 16, 2006
to Prospectus declared effective on April 21, 2005,
as supplemented by
Prospectus Supplement No. 1
dated May 11, 2005
Prospectus Supplement No. 2
dated May 12, 2005
Prospectus Supplement No. 3
dated May 17, 2005
Prospectus Supplement No. 4
dated July 19, 2005
Prospectus Supplement No. 5
dated July 28, 2005
Prospectus Supplement No. 6
dated July 28, 2005
Prospectus Supplement No. 7
dated August 25, 2005
Prospectus Supplement No. 8
dated September 12, 2005
Prospectus Supplement No. 9
dated September 20, 2005
Prospectus Supplement No. 10
Dated October 6, 2005
Prospectus Supplement No. 11
Dated November 3, 2005
Prospectus Supplement No. 12
Dated November 7, 2005
Prospectus Supplement No. 13
Dated December 7, 2005
(Registration No. 333-123906)

ANSWERS CORPORATION

This Prospectus Supplement No. 14 supplements our Prospectus dated April 21, 2005, as supplemented by Prospectus Supplement No. 1 dated May 11, 2005, Prospectus Supplement No. 2 dated May 12, 2005, Prospectus Supplement No. 3 dated May 17, 2005, Prospectus Supplement No. 4 dated July 19, 2005, Prospectus Supplement No. 5 dated July 28, 2005, Prospectus Supplement No. 6 dated July 28, 2005, Prospectus Supplement No. 7 dated August 25, 2005, Prospectus Supplement No. 8 dated September 12, 2005, Prospectus Supplement No. 9 dated September 20, 2005, Prospectus Supplement No. 10 dated October 6, 2005, Prospectus Supplement No. 11 dated November 3, 2005, Prospectus Supplement No. 12 dated November 7, 2005 and Prospectus Supplement No. 13 dated December 7, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants and options referred to in the Prospectus. You should read this Prospectus Supplement No. 14 together with the Prospectus and Prospectus Supplements Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 thereto.

This Prospectus Supplement No. 14 includes the following documents, as filed by us with the Securities and Exchange Commission:

•	The attached Current Report on Form 8-K of Answers Corporation dated February 16, 2006.

Our common stock is listed on the Nasdaq National Market under the symbol “ANSW.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 14 is February 16, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 16, 2006

Answers Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-32255	98-0202855
(Commission File Number)	(IRS Employer Identification No.)

Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481
(Address of Principal Executive Offices)

+972-2-649-5000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The information in this Current Report on Form 8-K and the exhibits hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On February 16, 2006, Answers Corporation (the “Company”) announced via press release the Company's financial results for its fourth quarter and year ended December 31, 2005. A copy of the Company's press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 2.02.

Item 7.01 Regulation FD Disclosure.

On February 16, 2006, the Company held an earnings conference call to discuss preliminary and unaudited financial results for the fourth quarter and full year ended December 31, 2005. A transcript of the earnings conference call is attached hereto as Exhibit 99.2 and is incorporated by reference into this Item 7.01.

Section 9 - Financial Statements and Exhibits

Exhibit No.	Description

99.1	Text of press release of Answers Corporation dated February 16, 2006

99.2	Script of February 16, 2006 Earnings Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANSWERS CORPORATION

By:	/s/ Steven Steinberg
Steven Steinberg
Chief Financial Officer
Dated: February 16, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Text of press release of Answers Corporation dated February 16, 2006

99.2	Script of February 16, 2006 Earnings Conference Call

Answers Corporation Reports Fourth Quarter and
Full Year 2005 Financial Results

58% Sequential Revenue Growth

New York, NY, February 16, 2006 - Answers Corporation (NASDAQ: ANSW), creators of Answers.com™, today reported unaudited financial results for its fourth quarter and full year ended December 31, 2005.

“In 2005, we launched Answers.com and successfully put it on the Internet map,” said Bob Rosenschein, Answers’ Chairman and Chief Executive Officer. “We integrate a rich combination of high-quality, credible, and easily accessible reference content, which we constantly grow. Through the frequent appearance of our content in search engine results, our distribution partnerships, and Answers.com’s usefulness and popularity with end-users of all ages, we continually build our traffic. Through our ad partnerships, we continue to translate that traffic into positive new revenue opportunities.”

Q4 2005 Financial Results

•  Answers reported revenues of $889,000 for the fourth quarter of 2005, an increase of 58% compared to the third quarter of 2005.

•  Answers.com ad revenues, which accounted for the vast majority of the Company’s revenues, were $807,000 for the fourth quarter of 2005, compared to $500,000 in the third quarter of 2005, or 61% sequential growth.

•  GAAP operating loss in the fourth quarter of 2005 was $1,979,000, an increase of 61% compared to the third quarter of 2005. The increase was due primarily to the amortization of acquired technology and deferred compensation, and write-off of in-process research and development (IPR&D), resulting from the acquisition of Brainboost Technology, LLC, in December 2005.

•  Non-GAAP operating loss in the fourth quarter of 2005 was $1,074,000, a decrease of 4% compared to the third quarter of 2005.

•  GAAP net loss in the fourth quarter of 2005 was $1,816,000, an increase of 67% compared to the third quarter of 2005. GAAP net loss per share for the fourth quarter of 2005 was $.25 on 7.2 million basic and diluted shares outstanding, compared to $.15 for the third quarter of 2005, on 7.1 million basic and diluted shares outstanding.

•  Non-GAAP net loss in the fourth quarter of 2005 was $912,000, a decrease of 7% compared to the third quarter of 2005. Non-GAAP net loss per share was $.13 for the fourth quarter of 2005, compared to $.14 in the third quarter of 2005.

Non-GAAP operating expenses, Non-GAAP operating loss, Non-GAAP net loss, and Non-GAAP loss per share are computed net of certain material items, as follows: (1) stock-based compensation (2) amortization of acquired technology and deferred compensation, and write-off of in-process research and development (IPR&D), resulting from the acquisition of Brainboost Technology, LLC. On December 1, 2005, the Company acquired Brainboost Technology, LLC, creators of the Brainboost Answer Engine, for $4 million in cash and 439,000 shares of restricted stock, including certain price protection rights. Further details regarding this transaction can be found in the Form 8-K filed with the SEC on December 7, 2005, Commission File No. 1-32255. The Non-GAAP financial measures are provided to enhance the overall understanding of our current financial performance and prospects for the future. Specifically, we believe the Non-GAAP financial measures provided are useful information to both management and investors by excluding certain items that may not be indicative of our core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Non-GAAP financial measures have been reconciled to the nearest GAAP measure and are included at the end of this release.

Full Year 2005 Financial Results

For the year ended December 31, 2005, Answers reported total revenues of $2,053,000.

GAAP operating loss in 2005 was $6,517,000.

GAAP net loss for 2005 was $6,014,000.

As of December 31, 2005, Answers had cash, cash equivalents and investment securities of approximately $14 million.

Answers employed 48 employees as of December 31, 2005, up from 45 as of September 30, 2005 and 28 as of December 31, 2004.

Due to the change in the Company’s business model in January 2005, the results in 2005 are not easily comparable to the results in 2004; therefore such comparisons were omitted from this press release. Notwithstanding, as required under SEC rules, the Company’s 2005 financial results will be compared to its 2004 financial results in its financial statements that will be included on Form 10-KSB, to be filed no later than March 31, 2006.

Business Outlook - First Quarter 2006

The following business outlook is based on the Company’s current information and expectations as of February 16, 2006. Answers’ business outlook will not be updated until the release of Answers’ next quarterly earnings announcement, notwithstanding subsequent developments; however, Answers may update the outlook or any portion thereof at any time.

Three months ending March 31, 2006
$ (thousands)

Revenues	1,000 - 1,050

Operating loss before stock-based compensation and amortization related to the Brainboost acquisition:

Operating loss	3,900 - 4,000
Less, stock-based compensation	475 - 525
Less, amortization of acquired technology and deferred compensation related to the Brainboost acquisition	2,325 - 2,325

Operating loss before stock-based compensation and amortization related to the Brainboost acquisition:	1,100 - 1,150

A conference call to review the fourth quarter and full year 2005 financial results will follow this release today at 4:30 PM EST. The company’s management will host the call, discuss its quarterly and annual results and will provide insight into its business outlook. The call will be followed by a question and answer session. Investors are invited to listen to the conference call and the replay over the Internet through Answers' Website, within its Investor Relations page at http://ir.answers.com. To listen to the live call via webcast, please go to our Website at least 10 minutes early to connect and register. To dial in to listen and/or submit a question, please dial 800-921-9431 and request the Answers call. For those unable to listen to the live broadcast, a replay will be available on the site shortly after the call, and will remain available on the site for at least one week following the call.

About Answers

Answers Corporation (NASD: ANSW) operates www.answers.com, which supplies answers covering over 2.5 million topics to curious Internet users. Answers.com offers clear, authoritative content drawn from over 100 high-quality titles, as well as writing by its own editorial team. Founded in 1999 by CEO Bob Rosenschein, Answers Corporation also partners with, among others, Firefox, Opera, The New York Public Library and A9.com. For investment information, visit ir.answers.com.

Cautionary Statement

Some of the statements included in this press release are forward-looking statements that involve a number of risks and uncertainties, including, but not limited to, statements regarding future market opportunity and future financial performance. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause our actual results to differ materially, including, but not limited to, our inability to increase the number of persons who use our products, our inability to increase the number of partners who will generate increased traffic to our sites, our failure to improve the monetization of our products, a change in the algorithms and methods used by search engines to identify web pages towards which traffic will ultimately be directed or a decision to otherwise restrict the flow of users visiting www.answers.com, a decision by Google, Inc. to discontinue directing user traffic to www.answers.com through its definition link and other risk factors identified from time to time in our SEC filings, including, but not limited to, our registration statement on Form S-3 filed in January 2006. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.answers.com. The information in Answers' website is not incorporated by reference into this press release and is included as an inactive textual reference only.

(Tables to follow)

Investor Contact:

Bruce D Smith, CFA, VP Investor Relations and Strategic Development
bruce@answers.com, +1-646-502-4780

Press Contact:

Jay Bailey, Director of Marketing
j@answers.com, +1-888-248-9613

Answers Corporation

Reconciliation of Non-GAAP results of operations measures
to the nearest comparable GAAP measures

	Year ended December 31, 2005
	Actual	Adjustments	Non-GAAP Results
	$	$	$

Revenues	2,053,095		2,053,095

Cost of revenue	1,002,531	(1)1,320	1,001,211
Research and development	2,345,361	(1)32,151	1,443,988
		(2)869,222
Sales and marketing	1,817,723	(1)214,664	1,603,059
General and administrative	3,404,440	(1)822,971	2,581,469
Total operating expenses	8,570,055	1,940,328	6,629,727

Operating loss	(6,516,960)		(4,576,632)

Interest income, net	555,256		555,256
Other expense, net	(42,248)		(42,248)

Loss before income taxes	(6,003,952)		(4,063,624)

Income taxes	(9,550)		(9,550)

Net loss	(6,013,502)		(4,073,174)

Net loss per share - basic and diluted	(0.88)		(0.60)

Shares used in per share calculation - basic and diluted	6,840,362		6,840,362

(1) To eliminate stock-based compensation costs.
(2) To eliminate the following charges, all related to the acquisition of the Brainboost answer engine in December 2005:
•  $74,381 amortization of acquired technology, the remainder of $5,207,000 to be amortized through December 2011.
•  $697,791 amortization of deferred compensation, the remainder of $3,489,000 to be amortized through May 2006.
•  $97,050 in-process research and development (“IPR&D”) charge.

	Three months ended December 31, 2005			Three months ended September 30, 2005
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
	$	$	$	$	$	$

Revenues	889,334		889,334	563,576		563,576

Cost of revenue	291,480	(1)330	291,150	251,254		251,254
Research and development	1,281,389	(1)944	411,223	335,650	(1)354	335,296
		(2)869,222
Sales and marketing	492,586	(1)354	492,232	512,707	(1)944	511,763
General and administrative	802,392	(1)33,522	768,870	691,311	(1)103,875	587,436
Total operating expenses	2,867,847	904,372	1,963,475	1,790,922	105,173	1,685,749

Operating loss	(1,978,513)		(1,074,141)	(1,227,346)		(1,122,173)

Interest income, net	168,126		168,126	156,536		156,536
Other expense, net	(6,879)		(6,879)	(14,641)		(14,641)

Loss before income taxes	(1,817,266)		(912,894)	(1,085,451)		(980,278)

Income taxes	1,029		1,029	(4,904)		(4,904)

Net loss	(1,816,237)		(911,865)	(1,090,355)		(985,182)

Net loss per share - basic and diluted	(0.25)		(0.13)	(0.15)		(0.14)

Shares used in per share calculation - basic and diluted	7,230,494		7,230,494	7,069,553		7,069,553

(1) To eliminate stock-based compensation costs
(2) To eliminate the following charges, all related to the acquisition of the Brainboost answer engine in December 2005:
•  $74,381 amortization of acquired technology, the remainder of $5,207,000 to be amortized through December 2011.
•  $697,791 amortization of prepaid compensation, the remainder of $3,489,000 to be amortized through May 2006.
•  $97,050 in-process research and development charge.

Answers Corporation
Unaudited Condensed Consolidated Balance Sheets

	December 31	December 31
	2005	2004
	$	$
Assets

Current assets:
Cash and cash equivalents	2,839,961	1,565,415
Investment securities	11,163,073	5,850,000
Accounts receivable	450,773	18,145
Other prepaid expenses and other current assets	349,263	259,674
Total current assets	14,803,070	7,693,234

Long-term deposits (restricted)	211,497	167,304

Deposits in respect of employee severance obligations	610,222	462,735

Property and equipment, net	596,597	305,804

Other assets:
Intangible assets, net	5,383,516	111,289
Prepaid expenses, long-term	254,200	147,000
Deferred tax asset, long-term	13,157	19,817
Total other assets	5,650,873	278,106

Total assets	21,872,259	8,907,183

Liabilities and stockholders' equity

Current liabilities:
Accounts payable	304,748	172,029
Accrued expenses	673,141	422,465
Accrued compensation	321,740	259,872
Deferred revenues, short-term	66,916	150,147
Total current liabilities	1,366,545	1,004,513

Long-term liabilities:
Liability in respect of employee severance obligations	622,430	531,224
Deferred tax liability, long-term	97,855	94,965
Deferred revenues, long-term	441,548	452,359
Total long-term liabilities	1,161,833	1,078,548

Stockholders' equity:
Common stock; $0.001 par value	7,665	4,921
Additional paid-in capital	69,492,198	47,488,072
Deferred compensation	(3,517,844)	(45,146)
Accumulated other comprehensive loss	(28,519)	(27,608)
Accumulated deficit	(46,609,619)	(40,596,117)
Total stockholders' equity	19,343,881	6,824,122

Total liabilities and stockholders' equity	21,872,259	8,907,183

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Answers Corporation
4th Quarter & Full Year 2005 Conference Call
4:30PM EST, February 16, 2006

PARTICIPANTS:
Bruce Smith, VP Investor Relations & Strategic Development
Bob Rosenschein, Chairman & CEO
Steve Steinberg, CFO

Bruce Smith

Good afternoon, and welcome to the Answers Corporation 4th quarter and full year 2005 conference call. My name is Bruce Smith, VP of Investor Relations and Strategic Development. I’ll be moderating today’s call, which is also being broadcast over the web and can be accessed from our Investor Center page at ir.answers.com. A replay of this presentation will be available at the site for the next week.

Thank you for your interest in Answers Corporation. With us today are Chairman and CEO Bob Rosenschein and CFO Steve Steinberg. At the conclusion of their remarks, we’ll open it up for questions.

We would like to remind you that during the course of this conference call, members of management will make forward-looking statements, including predictions and estimates that involve a number of risks and uncertainties, including, but not limited to, statements regarding future market opportunity and future financial performance. For those statements, the company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause the company’s actual results to differ materially, including, but not limited to, the company’s ability to increase the number of users, its ability to increase the number of partners who will generate increased traffic to its sites, its ability to improve the monetization of its products, a decision by search engines to block our AnswerPages from derived search results, a decision by Google to stop directing user traffic to Answers.com through its definition link, and any other risk factors identified from time to time in the company’s SEC filings, including, but not limited to, the registration statement on Form S-3 filed in January 2006.

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Forward-looking statements discussed during this conference call speak only as of the date of this conference call. The company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.

I would also like to point out that throughout this call we will be referring to our GAAP financial results as well as non-GAAP measures. These non-GAAP measures are not in accordance with, or an alternative to, GAAP financial measures and may be different from pro forma measures used by other companies. You can find a reconciliation of the differences between the non-GAAP financial measures presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, attached to our press release issued earlier today and posted on our corporate Website at: ir.answers.com.

And now, I’d like to turn the call over to Bob Rosenschein. Bob…

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Bob Rosenschein

Thank you for joining today’s conference call. We are very pleased with our Q4 performance. We exceeded our revenue guidance—and are excited about our prospects for 2006.

2005 was a great year for the company. Simply stated, we put Answers.com on the Internet industry map. We built up traffic from zero to several million queries per day, making us one of the top 250 most visited Websites worldwide, according to market-research firm Hitwise; we added significant new content; we signed distribution partnerships; we implemented advertising models—both per-click and per-view, and we improved our monetization rates per thousand queries by 90% between Q2 and Q4.

Today, we are going to focus on some key parts of our business and our strategy for even more impressive growth this coming year.

1.	How is our advertising strategy performing and how do we grow advertising revenue throughout 2006?

2.	What are we doing in the content area and how does this drive our traffic growth?

3.	Q4 accomplishments and Q1 progress

We’ll also give you a quick update on recent traffic trends.

Now I‘d like to turn the call over to Steve Steinberg to give an overview of our last quarter and our outlook for Q1.

Steve…

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Steve Steinberg

Thank you Bob, and good afternoon. I will be reviewing our financial performance in Q-4 2005. For a detailed review of our full year 2005 financial performance as compared to 2004, please see our FORM 10-KSB, which will be filed towards the end of next month.

In January 2005 we launched Answers.com, whose primary revenue model is advertising revenue. The key business metrics that drive our revenues are: (1) the volume of traffic and (2) how well we monetize that traffic. We also earn revenues by offering our Answers service to third parties through co-branded sites.

First…the highlights…

Q4 revenues were $889,000, compared to $564,000 in Q3, representing 58% sequential growth. The GAAP net loss in Q4 was $1,816,000, compared to the Q3 GAAP net loss of $1,090,000. However, the net loss, prior to stock-based compensation, and prior to amortization of acquired technology and deferred compensation, and write-off of in-process R&D resulting from the acquisition of Brainboost Technology, LLC, in Q4 - what we refer to as Non-GAAP net loss - was $912,000, compared to $985,000 in Q3.

Cash and investment securities at year-end 2005 were approximately $14 million, and we have no significant debt.

Now, let’s dig into the revenues…

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Our Q4 revenues rose to $889,000. Answers.com advertising revenues, of $807,000, which accounted for 91% of that revenue, was 61% higher than Q3. The remainder of our revenue was from partners with whom we market co-branded products, of $55,000, and from subscription and other revenue of $27,000.

Answers.com advertising revenue is a function of growing query traffic and monetizing such traffic. We consider revenue per one thousand queries, or RPM’s as our primary measurement of monetization.

During the first, second, third and fourth quarters of 2005, our average daily queries, were approximately 900,000, 1,780,000, 1,770,000 and 2,100,000 respectively. Our advertising revenue from such traffic, during the first, second, third and fourth quarters of 2005, was $107,000, $357,000, $500,000, and $807,000, respectively. Finally, our average RPM’s, during the first, second, third and fourth quarters of 2005, were $1.32, $2.20, $3.07 and $4.18, respectively.

As the numbers demonstrate, we have made significant and consistent progress in both traffic and monetization since the launch of Answers.com, in January 2005. Of course, we plan to continue growing queries and RPM’s in 2006.

Let’s move to Operating Expenses.

GAAP Operating expenses in Q4 were $2,868,000, compared to $1,791,000 in Q3. Operating expenses before $35,000 of charges that resulted from stock-based compensation, and before $869,000 of charges that resulted from amortization of acquired technology and deferred compensation, and write-off of in-process R&D, relating to the Brainboost acquisition - what we refer to as Non-GAAP operating expenses, were $1,963,000 in Q4, compared to $1,686,000 in Q3, an increase of $277,000. The $277,000 increase stems from several factors, including:

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

•
Compensation-related expense increases of approximately $160,000, due to personnel expansion. We added, on a net basis, nine employees in Q3 and three in Q-4 - three in marketing and Bus Dev; five in R&D; two in production operations and customer support, to support our increased traffic, and two in administration. Since most of the new employees that we hired in Q3 began work in the last half of that quarter, the full quarterly impact of these hires was not felt until Q-4. We had 48 employees as of December 31, 2005, up from 45 as of September 30, 2005 and 28 as of December 31, 2004.

•
The remaining net increase is attributed to many individual items such as true-up of prior quarter over-accruals, non-income taxes, data center costs required to manage more Internet traffic, advertising and PR, and occupancy costs.

Now, let’s review some cash and investments and balance sheet data….

As of December 31st, cash and investment securities were approximately $14 million. Overall, our cash and investment securities dropped by about $4.9 million in the fourth quarter. I will go through the major items that drove that reduction.

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Firstly, On December 1, 2005, we acquired Brainboost Technology, LLC, creators of the Brainboost Answer Engine, for $4 million in cash, less a $75 thousand dollar deposit we made in Q3, and for 439,000 shares of restricted stock, including certain price protection rights. Further details regarding this transaction can be found in the Form 8-K we filed with the SEC on December 7, 2005.

Secondly, Net cash used in operations, in Q4 of approximately $1.3 million. This amount is approximately $400,000 higher than our Q4 Non-GAAP Net Loss. This difference results from changes in many operating assets and liabilities including pre-payment of various expenses. Finally, in Q4 we also received approximately $365,000 from the exercise of options.

Now I would like to talk about our outlook for Q1

We forecast that our revenues for Q1 will be in a range of $1,000,000 to $1,050,000, or 12%-18% sequential growth. We want to remind everyone of the seasonal drop off in advertising from the fourth quarter to the first quarter that we believe is customary in our industry. We forecast that our GAAP operating loss will be in a range of $3.9 million to $4 million; we forecast that our Non-GAAP operating loss will be in a range of $1.1 million to $1.15 million. The difference between the GAAP and Non-GAAP operating loss forecasts is stock-based compensation, and amortization of acquired technology and deferred compensation, and write-off of in-process R&D, resulting from the Brainboost acquisition.

Thank you for your time. And now I’d like to turn the call over to Bruce….

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Bruce Smith

Thanks, Steve…

I’d like to explain monetization rates and strategy for growing them throughout 2006. As Steve mentioned before, our RPMs in the fourth quarter averaged $4.18. We benefited from the strong seasonal trends during the quarter as well as our inclusion of graphical impression based CPM ads in early November. With our initial implementation, we began displaying “skyscraper” ads on the right hand side of the page. This initial test was only on a subset of our total traffic, as we wanted to make sure that we did not compromise the user experience with overly-flashy, distracting animated advertising. We are very satisfied with user acceptance of these ads and are continuing to increase the number of pages displaying these types of ads.

We are currently engaging three ad networks to provide us with these advertisements. Initially, we are running run-of-site/run-of-network campaigns with these networks and to date, we have not sold any ads directly. ROS/RON campaigns are significantly less profitable than more direct site specific and category specific advertising. Our use of ROS/RON is only our initial foray into this form of advertising. To that end, we have engaged Burst Media to represent our site to sell site specific and category specific advertising. We believe there are several categories on Answers.com, such as health and finance that will be very attractive to advertisers. We expect that these site and category specific campaigns will have much higher CPMs than ROS/RON. We anticipate that these focused campaigns should begin already in Q1 and grow throughout the year. We also expect to begin selling our own campaigns in the second half of the year. These efforts in ad sales also drive our strategy in content that Bob will talk shortly. All of these efforts underway currently, and planned for throughout 2006, give us a great deal of confidence in our goal of increasing our RPMs throughout the year. We aim to show continued strong growth in this key metric throughout the year.

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Now I would like to turn the call over to Bob to talk in more detail about our content strategy and other recent milestones, Bob.

Bob Rosenschein:

Thanks, Bruce…..

I'd like to elaborate on our content strategy, as it is critical to our plans for growth in the future. That means both traffic and monetization growth. Since October, we have dramatically expanded our content in breadth and depth. Our current topic count now exceeds 2.5 million, up from 1.3 million only last August. We have added content covering such diverse topics as: legal, music, health, language, American authors, gardening, slang… We are also adding original content, such as our new Resource Centers on holidays, news, and other events. For example, try looking up “Academy Awards”.

A few weeks ago, we added a high-quality French-to-French dictionary and also All Media Guide, with tens of thousands of artist biographies. Just this week, we were proud to add Thompson-Gale’s renowned West’s Encyclopedia of American Law.

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

The point is, this additional content drives our traffic growth. As we have mentioned, one of our major areas of focus is the free traffic we get from search engines and our ability to rank highly in their algorithmically derived results lists. There are many facets to this, including the design of our pages and site, and, of course, the addition of new and useful content.

Our recent query totals are very encouraging, a sign that our efforts are bearing fruit. Over the last week, our average queries - including weekends - have totaled nearly 2.7 million per day, with most weekdays exceeding 3 million.

We expect to continue to add to our content aggressively in the first quarter and indeed throughout 2006. We are focusing on adding content in more highly valued areas that command premium ad rates. Without giving too much away, we have talked about our interest in the health and medical field; we expect some major new content additions in this area, as well as others, over the next 3 months. We are extremely excited about our content strategy and believe it makes us unique in the Internet publishing space.

Now I would like to talk about some developments during the quarter.

▪	We are included as a default search option in the new Firefox 1.5 browser. Firefox has over 100 million downloads and holds nearly 10% of the browser market.

▪	We partnered with the New York Public Libraries to launch a new homework website. This type of partnership is a new business model and we hope to develop other relationships like it in the future.

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

▪	We signed a partnership with Wikipedia, one of our most dynamic content sources, to say the least. We hope to begin that trial period this quarter.

▪
In December, we purchased Brainboost Technology. Brainboost analyzes text and actually mines answers to natural-language questions, something which Answers.com doesn’t do today. We believe this is potentially a game-changer, which will empower us to add new traffic, usefulness and competitive advantage. Over the last month and a half, we began what we call Phase I integration of Brainboost. We expect to release our initial implementation in Q2. Deeper and more powerful integration remains firmly on schedule for the second half of the year.

▪	Next, we are pleased that we have our first Wall Street analyst initiate coverage on us with a buy rating. This is an important milestone in our evolution.

▪
We also want to let everyone know that we will be presenting at the Thomas-Weisel Internet Conference on March 8th, which will be webcast and the Bear Stearns Internet Roundtable in May. We will give further details as soon as they become available.

To conclude, we are confident of our progress, we have a useful simple innovative product that regular people love, we have a business model that is working, expanding and scalable, and we’re looking forward to our first million dollar quarter and continued strong growth throughout 2006.

With that, we conclude our prepared remarks and open the floor to your questions. Bruce…

- Answers Corporation 4th Quarter & Year End 2005 Conference Call -

Q&A (moderated by Bruce Smith)

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Closing the Call (Communiqué Operator)

Thank you, all. This concludes today’s teleconference. Please disconnect your lines at this time, and have a good day.

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